Stradley Ronon Stevens & Young, LLP 191 North Wacker Drive, Suite 1601 Chicago, Illinois 60606 Telephone 312.964.3500 Fax 312.964.3501 www.stradley.com

BY EDGAR

March 26, 2021

Lisa N. Larkin

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C . 20549

Re:	Nuveen Core Plus Impact Fund

File Numbers: 333-251817; 811- 23627

Dear Ms. Larkin:

This letter responds to the supplemental comments conveyed verbally by you and other members of the SEC Staff to me, my partner Joel Corriero and members of Nuveen’s Fund Administration group on March 23-26, 2021, regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to the initial public offering of the Nuveen Core Plus Impact Fund (the “Registrant” or the “Fund”). For convenience, each of these comments is included below, with the response immediately following. Capitalized terms not defined in this letter have the meanings ascribed to them in the Registration Statement.

PROSPECTUS

Prospectus Summary – Fund Strategies – ESG Criteria and Evaluation Process

1.

Comment: With respect to the Fund’s non-proprietary ESG criteria, we note that the Fund intends to use one or multiple third-party data/scoring providers. Please supplementally provide more information regarding the data provided by these third-party providers, including the name(s) of such third parties. For example, do the third parties furnish a “scoring system” or is the data supplied to the Fund more general and less detailed? Please also supplementally describe the extent to which the Fund relies on this data. If the Fund is obtaining, and relying primarily or heavily on, a substantial amount of data coming from third-party “scoring” providers, please disclose this fact and supplementally provide the names of such third parties.

Response: The Registrant has revised the first paragraph under “Fund Strategies – ESG Criteria and Evaluation Process” to provide additional information regarding the data

Ms. Lisa N. Larkin

March 26, 2021

provided by independent research vendors, and the use of such data in selecting investments eligible for investment by the Fund:

“ESG Criteria and Evaluation Process

Nuveen’s ESG criteria are generally implemented based on data provided by independent research vendor(s), including MSCI Inc. The Fund relies upon ESG ratings, controversy scores and controversial business indicators from such vendor(s), and applies internal, proprietary thresholds to those data points to create the pool of eligible portfolio investments. The Fund has the right to change such vendor(s) and to change the number of vendors providing ESG data at any time. In addition, the Fund considers Nuveen’s internal, proprietary ESG ratings as an additional factor in security selection. In those limited cases where independent ESG criteria are not available for certain types of investments or for certain issuers, these investments may nonetheless be eligible for investment by the Fund should they meet certain internal ESG criteria. Substantially all issuers, other than those in which the Fund invests in accordance with the Impact Criteria described above, must meet or exceed minimum ESG performance standards to be eligible for investment by the Fund.”

Investment Policies

2.

Comment: Please provide supplementally additional information concerning the “wind-up period” described in the last paragraph of this section. For example, when will the “wind-up period” begin and for how long will it last? Will Fund shareholders be informed that the “wind-up period” is in effect and of the impact it will have on their investment in the Fund? How will the “wind-up period” be affected by an Eligible Tender Offer?

Response: As described in the section titled, “Prospectus Summary – Limited Term; Eligible Tender Offer,” the Fund will cease investment operations, liquidate its investment portfolio and terminate on the Stated Termination Date, unless the Board of Trustees extends the term of the Fund and/or approves an Eligible Tender Offer. If an Eligible Tender Offer is completed, then the Fund will not terminate.

The “wind-up period” is the time during which the Fund will transition its portfolio in an orderly fashion as its termination date approaches. During the wind-up period the Fund would deviate from its investment objectives and policies as it converts more and more of its portfolio into cash or cash equivalents in anticipation of the Fund’s liquidation.

The Fund would issue a press release (i) announcing the commencement of the “wind-up period” and the termination date, and (ii) disclosing the material implications thereof, primarily the fact that during such period, the Fund may deviate from its investment policies and objective.

Ms. Lisa N. Larkin

March 26, 2021

In addition, the Registrant has added the disclosure below to the first sentence of the last paragraph in the section entitled, “Prospectus Summary – Investment Policies”:

“During temporary defensive periods, the period in which the net proceeds of this offering of Common Shares are first being invested (the “invest-up period”), the “wind-up” period (the approximately six month period during which the Fund is transitioning its portfolio as the Fund’s termination approaches) or the period in which the Fund’s assets are being liquidated in anticipation of the Fund’s termination, the Fund may deviate from its investment policies and objective.”

SUMMARY OF FUND EXPENSES

3.

Comment: Disclosure in the Registration Statement indicates that the Fund may issue Preferred Shares within 12 months after the offering is completed. Please confirm that the “Annual Expenses” portion of the expense table includes the expenses associated with any such issuance of Preferred Shares.

4.	Response: Confirmed. The “Expenses of Leverage” line in the “Annual Expenses” portion of the expense table includes the estimated expenses associated with the Fund’s issuance of Preferred Shares.

CERTAIN PROVISIONS OF THE DECLARATION OF TRUST AND BYLAWS

Procedural Requirements on Derivative Actions, Exclusive Jurisdiction and Jury Trial Waiver

5.

Comment: The Fund’s By-Laws include limits on derivative actions, require exclusive jurisdiction, and waive a shareholder’s right to jury trial. Please carve out federal securities law claims from the limits on derivative actions.

6.	Response: The Registrant has revised the disclosure in this section of the Prospectus to address this comment.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

7.

Comment: The fourth investment restriction states that the Fund may not, “invest more than 25% of its total assets in investments of issuers in any one industry; provided, however, that such limitation shall not apply to municipal securities other than those municipal securities backed principally by the assets and revenues of non-governmental users nor shall it apply to obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities, and provided further that for purposes of this limitation, the term “issuer” shall not include a lender selling a participation to the Fund together with any other person interpositioned between such lender and the Fund

Ms. Lisa N. Larkin

March 26, 2021

with respect to a participation that shifts to the Fund the direct debtor-creditor relationship with the borrower.” Please add “or group of industries” after “any one industry.” See Item 17.2.e. of Form N-2.

Response: The Registrant respectfully submits that the investment restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act, and the Instruction to Item 8.b.2(b) and Item 17.2.e of Form N-2, which provide that a fund must disclose its policy with respect to concentrating investments in either a particular industry or a related group of industries. Neither Section 8(b)(1)(E) of the 1940 Act, nor the Instructions or requirements of Form N-2, require the Fund to disclose a policy not to concentrate its investments with respect to both industries and groups of industries. In addition, the Fund’s concentration policy is consistent with concentration policies of other fund complexes and other funds within the Nuveen fund complex.

Nevertheless, in order to satisfy the staff’s demand that the stated policy be more consistent with the literal wording of Item 17.2.e of Form N-2, the Fund has revised the fourth investment restriction as follows.

“(4) Invest more than 25% of its total assets in investments of issuers in any one industry or group of related industries . . . ”

The Fund has also added the following language to clarify that the concentration policy will be interpreted to give broad authority to the Fund as to how to classify issuers within or among industries or groups of related industries:

“Under the 1940 Act, investments of more than 25% of a fund’s total assets in one or more issuers in the same industry or group of industries constitutes concentration. The policy in subparagraph (4) above will be interpreted in accordance with public interpretations of the SEC and its staff pertaining to concentration from time to time. The policy in subparagraph (4) above will be interpreted to give broad authority to the Fund as to how to classify issuers within or among either industries or groups of related industries. The Fund currently utilizes any one or more industry classifications used by one or more widely recognized market indexes or rating group indexes, and/or as defined by Nuveen Fund Advisors . . . ”

Investment Objective and Policies – Other Policies

8.	Comment: In the last paragraph, please redefine “CoCos” to include “contingent convertible securities.”

Response: The Registrant has revised this disclosure to address this comment.

Ms. Lisa N. Larkin

March 26, 2021

FINANCIAL STATEMENTS

9.	Comment: Note (3) provides information regarding “Organization Expenses and Offering Costs.” Please add disclosure to this Note describing the accounting treatment of organization expenses.

Response: The Registrant has added the following language to Note (3) to the Financial Statements:

“Organization expenses are expensed as incurred.”

PART C

Item 34: Undertakings

10.	Comment: Please add the required undertaking in Item 34.6 or explain why it is not necessary. See Item 34.4 of Form N-2.

Response: The Registrant revised the undertakings disclosure to include the undertaking required by Item 34.6.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.964.3502.

Sincerely yours,

/s/ David P. Glatz

David P. Glatz

Enclosures

Copies to:

M. Winget

E. Fess

J. Corriero

K. Hardy